United States securities and exchange commission logo





                              November 30, 2023

       Kim Kwan Kings Wong
       Chief Executive Officer
       Top Wealth Group Holding Ltd
       Units 714 & 715
       7F, Hong Kong Plaza
       118 Connaught Road West
       Hong Kong

                                                        Re: Top Wealth Group
Holding Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed November 21,
2023
                                                            File No. 333-275684

       Dear Kim Kwan Kings Wong:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed November 21, 2023

       Capitalization, page 50

   1.                                                   Refer to the
Capitalization table and please address the following:

                                                              Reconcile the
amount shown for short-term and long-term debt with the amounts included in the
June 30, 2023 balance sheet on page F-2. In this regard, it appears the amount of debt
disclosed in the Capitalization is substantially higher than the actual amount in the
balance sheet.

                                                              Reconcile the
actual amounts disclosed in the equity section for the line items ordinary shares and
retained earnings with the disclosures in the balance sheet on page F-2. In this
regard, we note the disclosure in footnote 2 to the Capitalization table that you are
giving retroactive impact to the October 12, 2023 issuance of
 Kim Kwan Kings Wong
Top Wealth Group Holding Ltd
November 30, 2023
Page 2
              26,999,250 shares. As such, the audited and unaudited historical financial statements and related financial information presented in the filing should give retroactive effect to this forward stock split for all periods presented. Refer to SAB Topic 4(D) and
              FASB ASC 260-10-55-12.

                Disclose in the foremost part of the registration statement that the financial statements and related financial information gives effect to your issuance on October
              12, 2023 of 26,999,250 Ordinary Shares in aggregate to your existing shareholders proportional to their shareholding, which became effective immediately, resulting in
              27,000,000 Ordinary Shares issued and outstanding after the share issue. We note you first refer to this as the Pro Rata Share Issuance on page 65, which should be given more prominent disclosure.
Exhibits

2. Please file your corporate documents as currently in effect and any amendments thereto, as required by Item 601(b)(3) of Regulation S-K. In this regard, we note the reference on page 104 to a certificate of incorporation under Cayman Islands law, and a number of references to your post-offering amended and restated memorandum and articles of association.
3. Refer to the Exhibit 23.1 consent from Onestop Assurance PAC. Please have the auditor revise the opening of the first paragraph to clarify that the financial statements are included in the Form F-1. The current disclosure states they have been incorporated by reference.
FirstName LastNameKim Kwan Kings Wong
4. We note that you are offering 2,000,000 shares and have granted the underwriters an
Comapany    NameTop
       option          Wealth
               to purchase     Group
                           up to       Holding 300,000
                                 an additional Ltd      shares to cover
over-allotments. Please
       revise
November   30,Exhibit 107 to
                2023 Page 2 include the over-allotment shares, or advise. FirstName LastName
 Kim Kwan Kings Wong
FirstName
Top WealthLastNameKim
           Group HoldingKwan
                          Ltd Kings Wong
Comapany 30,
November  NameTop
              2023 Wealth Group Holding Ltd
November
Page 3    30, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Jason Ye